CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee(3)
Series E Preferred Stock, $0.10 par value per share	3,000,000	$24.87(2)	$74,610,000	$8,669.69

(1)	This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in Registration Statement on Form S-3 of Capstead Mortgage Corporation (File No. 333-201611) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933.
(2)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Series E Preferred Stock as reported on the New York Stock Exchange on January 23, 2015.
(3)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

Prospectus Supplement
(To prospectus dated January 20, 2015)

Capstead Mortgage Corporation

3,000,000 Shares
7.50% Series E Cumulative Redeemable Preferred Stock

Through this prospectus supplement, Capstead Mortgage Corporation may offer and sell from time to time up to 3,000,000 shares of 7.50% Series E Cumulative Redeemable Preferred Stock, par value $0.10 per share (“Series E Preferred Stock”). The Series E Preferred Stock is listed on the New York Stock Exchange under the symbol “CMOPRE.”

We may sell all or a portion of the shares of Series E Preferred Stock offered pursuant to this prospectus supplement through agents or to or through underwriters or dealers. We are a party to a sales agreement with Brinson Patrick, a division of IFS Securities, Inc., as sales manager, relating to the sale of shares of Series E Preferred Stock offered pursuant to this prospectus supplement. The sales manager is not required to sell any specific number or dollar amount of shares, but will use its best efforts to sell the shares of Series E Preferred Stock offered by this prospectus supplement, subject to direction from us as to amount and timing. Such sales will be at market prices prevailing at the time of the sale. On January 23, 2015, the last reported sales price on the New York Stock Exchange of Series E Preferred Stock was $24.90 per share. The compensation to the sales manager for sales of Series E Preferred Stock pursuant to this prospectus supplement will be at maximum commission rates ranging from 1.0% to 3.0% of the gross sales price per share, depending upon the aggregate sales proceeds raised by the sales manager under the sales agreement and the timing of such sales, or at such other commission rates as we and the sales manager mutually agree upon. The sales manager will be deemed to be an underwriter, within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any sales of Series E Preferred Stock on our behalf. See “Description of Sales Agreement” and “Plan of Distribution.”

Investing in these securities involves various risks. Risks associated with an investment in these securities are described under “Risk Factors” beginning on page 1 in the accompanying prospectus, page S-2 of this prospectus supplement and in certain of our filings with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 27, 2015.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of Series E Preferred Stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference into this document is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus supplement or any sale of Series E Preferred Stock.

S-i

OUR COMPANY

We are a self-managed real estate investment trust, or REIT, formed in 1985 and based in Dallas, Texas. We earn income from investing in a leveraged portfolio of short-duration residential adjustable-rate mortgage pass-through securities, referred to as ARM securities, issued and guaranteed by government-sponsored enterprises, either Fannie Mae or Freddie Mac (together, the “GSEs”), or by an agency of the federal government, Ginnie Mae. Residential mortgage pass-through securities guaranteed by the GSEs or Ginnie Mae are referred to as agency guaranteed securities and are considered to have limited, if any, credit risk. This strategy differentiates us from our peers because ARM loans underlying our investment portfolio can reset to more current interest rates within a relatively short period of time. This positions us to benefit from a potential recovery in financing spreads that typically contract during periods of rising interest rates and can result in smaller fluctuations in portfolio values compared to portfolios containing a significant amount of longer-duration ARM and fixed-rate mortgage securities. Duration is a common measure of market price sensitivity to interest rate movements and a shorter duration generally indicates less interest rate risk.

THE OFFERING

Issuer	Capstead Mortgage Corporation.

Series E Preferred Stock offered by us	Up to 3,000,000 shares.

Series E Preferred Stock to be outstanding after this offering	Up to 10,800,000 shares.*

Manner of offering
Best efforts, “at-the-market” offering that may be made from time to time through Brinson Patrick, a division of IFS Securities, Inc., as sales manager, subject to direction from us as to amount and timing. See “Plan of Distribution” on page S-7.

NYSE symbol	CMOPRE

Use of proceeds
We intend to use the net proceeds from this offering for general corporate purposes, including, without limitation, repayment of maturing obligations, financing future portfolio acquisitions, capital expenditures and working capital. Pending any such uses, we may invest the net proceeds from the sale of any stock offered pursuant to this prospectus supplement in short-term investments, or may use the net proceeds to reduce short-term indebtedness.

Risk factors
An investment in Series E Preferred Stock involves various risks. Risks associated with an investment in these securities are described under the heading “Risk Factors” beginning on page 2 of the accompanying prospectus and on page S-2 of this prospectus supplement.

* Assumes all shares available for issuance under the issuer’s prospectus supplement, dated November 13, 2013 (Registration Statement No. 333-179607), have been issued and are outstanding.

Unless otherwise indicated, all offering information in this prospectus supplement is based on the number of shares of Series E Preferred Stock outstanding as of January 23, 2015.

RISK FACTORS

An investment in shares of our Series E Preferred Stock is subject to certain risks. The trading price of our Series E Preferred Stock could decline due to any of these risks, and you may lose all or part of your investment. Before you decide to invest in our Series E Preferred Stock, you should consider the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, each of which are incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the risk factors described below. Additional risks and uncertainties not presently known to us also may adversely affect our business, liquidity, operating results, prospects and financial condition.

The Series E Preferred Stock ranks junior to all of our indebtedness and other liabilities.

In the event of our bankruptcy, liquidation, dissolution or winding-up of our affairs, our assets will be available to pay obligations on the Series E Preferred Stock only after all of our indebtedness and other liabilities have been paid. The rights of holders of the Series E Preferred Stock to participate in the distribution of our assets will rank junior to the prior claims of our current and future creditors and any future series or class of preferred stock we may issue that ranks senior to the Series E Preferred Stock. In addition, the Series E Preferred Stock would effectively rank junior to all indebtedness and other liabilities of our subsidiaries. If we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets to pay amounts due on any or all of the Series E Preferred Stock then outstanding. We have incurred and may in the future incur substantial amounts of debt and other obligations that will rank senior to the Series E Preferred Stock. At September 30, 2014, repurchase arrangements and similar borrowings totaled $12.75 billion, consisting primarily of 30-day borrowings with 25 counterparties. At September 30, 2014, we held one-month LIBOR interest rate swap agreements with notional amounts totaling $7.80 billion that require fixed rate interest payments through January 2017. Also, at September 30, 2014, we had long-term unsecured borrowings of $100.0 million. Certain of our existing or future debt instruments may restrict the authorization, payment or setting apart of dividends on the Series E Preferred Stock.

Future offerings of debt or senior equity securities may adversely affect the market price of the Series E Preferred Stock. If we decide to issue debt or senior equity securities in the future, it is possible that these securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of the Series E Preferred Stock and may result in dilution to owners of the Series E Preferred Stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of the Series E Preferred Stock will bear the risk of our future offerings potentially reducing the market price of the Series E Preferred Stock and diluting the value of their holdings in us.

The Series E Preferred Stock has not been rated.

We have not sought to obtain a rating for the Series E Preferred Stock, and the Series E Preferred Stock may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series E Preferred Stock or that we may elect to obtain a rating of our Series E Preferred Stock in the future. Furthermore, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series E Preferred Stock in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series E Preferred Stock.

Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. Further, a rating is not a recommendation to purchase, sell or hold any particular security, including the Series E Preferred Stock. In addition, ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series E Preferred Stock may not reflect all risks related to us and our business, or the structure or market value of the Series E Preferred Stock.

We may issue additional shares of Series E Preferred Stock and additional series of preferred stock that rank on parity with the Series E Preferred Stock as to dividend rights, rights upon liquidation or voting rights.

We are allowed to issue additional shares of Series E Preferred Stock and additional series of preferred stock that would rank equally to the Series E Preferred Stock as to dividend payments and rights upon our liquidation, dissolution or winding up of our affairs, which we refer to in this prospectus supplement as parity preferred stock, pursuant to our charter, including the articles supplementary for the Series E Preferred Stock, without any vote of the holders of the Series E Preferred Stock. The issuance of additional shares of Series E Preferred Stock and any additional series of parity preferred stock could have the effect of reducing the amounts available to the Series E Preferred Stock issued in this offering upon our liquidation or dissolution or the winding up of our affairs. It also may reduce dividend payments on the Series E Preferred Stock issued in this offering if we do not have sufficient funds to pay dividends on all Series E Preferred Stock outstanding and other classes of stock with equal priority with respect to dividends.

In addition, although holders of Series E Preferred Stock are entitled to limited voting rights, as described in “Description of Our Preferred Stock—Limited Voting Rights” in the accompanying prospectus, with respect to such matters, the Series E Preferred Stock will vote as a class along with any other classes or series of our preferred stock that we may in the future issue upon which like voting rights have been conferred and are exercisable. As a result, the voting rights of holders of Series E Preferred Stock may be significantly diluted, and the holders of such other series of preferred stock that we may in the future issue may be able to control or significantly influence the outcome of any vote.

Future issuances and sales of parity preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Series E Preferred Stock and our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

We may not be able to pay dividends on the Series E Preferred Stock.

Under Maryland law, no distributions on capital stock may be made if, after giving effect to the distribution, (a) the corporation would not be able to pay the indebtedness of the corporation as such indebtedness becomes due in the usual course of business or, (b) except in certain limited circumstances when distributions are made from net earnings, the corporation’s total assets would be less than the sum of the corporation’s total liabilities plus, unless the charter provides otherwise (which our charter does, with respect to the Series E Preferred Stock), the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. There can be no guarantee that we will have sufficient cash to pay dividends on the Series E Preferred Stock. Our ability to pay dividends may be impaired if any of the risks described in this prospectus supplement and the accompanying prospectus or incorporated by reference in this prospectus supplement and in the accompanying prospectus were to occur. In addition, payment of our dividends depends upon our earnings, our financial condition, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to make distributions on our common stock and any outstanding preferred stock, including the Series E Preferred Stock offered by this prospectus supplement, to pay our indebtedness or to fund our other liquidity needs.

You may not be able to exercise conversion rights upon a Change of Control. If exercisable, the Change of Control Conversion Right described in this prospectus supplement may not adequately compensate you. The Change of Control Conversion Right may also make it more difficult for a party to acquire us or discourage a party from acquiring us.

Upon the occurrence of a Change of Control, each holder of the Series E Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series E Preferred Stock held by such holder as described under “Description of Our Preferred Stock—Redemption—Optional Redemption” or “—Special Optional Redemption Upon Change of Control” in the accompanying prospectus, in which case such holder will have the right only with respect to shares of Series E Preferred Stock that are not called for redemption) to convert some or all of such holder’s Series E Preferred Stock into shares of our common stock (or under specified circumstances certain alternative consideration). Notwithstanding that we generally may not redeem the Series E Preferred Stock prior to May 13, 2018, we have a special optional redemption right to redeem the Series E Preferred Stock in the event of a Change of Control, and holders of the Series E Preferred Stock will not have the right to convert any shares that we have elected to redeem prior to the Change of Control Conversion Date.

If we do not elect to redeem the Series E Preferred Stock prior to the Change of Control Conversion Date, then upon an exercise of the conversion rights provided to the holders of our Series E Preferred Stock, the holders of Series E Preferred Stock will be limited to a maximum number of shares of our common stock (or, if applicable, the Alternative Conversion Consideration) equal to our Share Cap multiplied by the number of shares of Series E Preferred Stock converted. If the Common Stock Price is less than $6.555, subject to adjustment in certain circumstances, the holders of the Series E Preferred Stock will receive a maximum of 3.81388 shares of our common stock per share of Series E Preferred Stock, which may result in a holder receiving shares of common stock (or Alternative Conversion Consideration, as applicable) with a value that is less than the liquidation preference of the Series E Preferred Stock plus any accumulated and unpaid dividends.

In addition, the Change of Control conversion feature of the Series E Preferred Stock may have the effect of discouraging a third party from making an acquisition proposal for us or of delaying, deferring or preventing certain of our change of control transactions under circumstances that otherwise could provide the holders of our common stock and Series E Preferred Stock with the opportunity to realize a premium over the then-current market price of such stock or that stockholders may otherwise believe is in their best interests.

The market price of the Series E Preferred Stock could be substantially affected by various factors.

The market price of the Series E Preferred Stock will depend on many factors, which may change from time to time, including:

•	prevailing interest rates, increases in which may have an adverse effect on the market price of the Series E Preferred Stock;

•	trading prices of common and preferred equity securities issued by REITs and other similar companies;

•	the annual yield from distributions on the Series E Preferred Stock as compared to yields on other financial instruments;

•	general economic and financial market conditions;

•	government action or regulation;

•	the financial condition, performance and prospects of us and our competitors;

•	changes in financial estimates or recommendations by securities analysts with respect to us, our competitors or our industry;

•	our issuance of additional preferred equity or debt securities; and

•	actual or anticipated variations in quarterly operating results of us and our competitors.

As a result of these and other factors, investors who purchase the Series E Preferred Stock in this offering may experience a decrease, which could be substantial and rapid, in the market price of the Series E Preferred Stock, including decreases unrelated to our operating performance or prospects.

Our charter, including the articles supplementary establishing the terms of the Series E Preferred Stock, contains restrictions upon transfer and ownership of the Series E Preferred Stock, which may impair the ability of holders to acquire the Series E Preferred Stock or convert Series E Preferred Stock into our common stock.

Our charter, including the articles supplementary establishing the terms of the Series E Preferred Stock (the “Articles Supplementary”), contains restrictions on transfer and ownership of the Series E Preferred Stock intended to assist us in maintaining our qualification as a REIT. You should consider these ownership limitations prior to your purchase of the Series E Preferred Stock. Notwithstanding any other provision of the Articles Supplementary, no holder of Series E Preferred Stock will be entitled to convert such stock into our common stock to the extent that receipt of shares of our common stock would cause us to fail to qualify as a REIT. For the purpose of preserving our REIT qualification, our charter gives the board the ability to repurchase outstanding shares of capital stock from existing stockholders if the directors determine in good faith that the concentration of ownership by such stockholders, directly or indirectly, would cause us to fail to qualify or be disqualified as a REIT. Constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of outstanding stock by an individual or entity could cause that individual or entity to own constructively a greater concentration of the Company’s outstanding stock than is acceptable for REIT purposes, thereby giving the board the ability to repurchase outstanding shares of our capital stock. Additionally, our board may refuse to transfer or issue shares of our capital stock to any person whose acquisition would result in us not being able to conform to certain REIT requirements.

In addition, these restrictions could have anti-takeover effects and could reduce the possibility that a third party will attempt to acquire control of us, which could adversely affect the market price of the Series E Preferred Stock.

As a holder of Series E Preferred Stock, you will have extremely limited voting rights.

Your voting rights as a holder of Series E Preferred Stock will be limited. Our shares of common stock are the only class of our securities that carry full voting rights. Holders of Series E Preferred Stock may vote only (a) to elect two additional directors to our board of directors, in the event that six quarterly dividends (whether or not consecutive) payable on the Series E Preferred Stock are in arrears, (b) on amendments to our charter that materially and adversely affect the rights of the holders of Series E Preferred Stock or (c) to authorize, increase or create additional classes or series of our shares that are senior to the Series E Preferred Stock. The Series E Preferred Stock will vote together as a single class along with any other series of our preferred stock that we may issue upon which like voting rights have been conferred and are exercisable on each of these matters. However, holders of any parity preferred stock shall not be entitled to vote together as a class with the holders of Series E Preferred Stock as to any charter amendment described in (b) above if holders of Series E Preferred Stock are affected unequally by such amendment. As a result, the voting rights of holders of Series E Preferred Stock may be significantly diluted, and the holders of such other series of preferred stock that we may issue may be able to control or significantly influence the outcome of any vote. Other than the limited circumstances described in this prospectus supplement, holders of Series E Preferred Stock will not have any voting rights. Please see the section entitled “Description of Our Preferred Stock—Limited Voting Rights” in the accompanying prospectus.

If our common stock is delisted, your ability to transfer or sell your shares of the Series E Preferred Stock may be limited and the market value of the Series E Preferred Stock will likely be materially adversely affected.

Other than in connection with a Change of Control, the Series E Preferred Stock does not contain provisions that are intended to protect you if our common stock is delisted from the NYSE. Since the Series E Preferred Stock has no stated maturity date, you may be forced to hold your shares of the Series E Preferred Stock and receive stated dividends on the Series E Preferred Stock when, as and if authorized by our board of directors and paid by us with no assurance as to ever receiving the liquidation value thereof. In addition, if our common stock is delisted from the NYSE, it is likely that the Series E Preferred Stock will be delisted from the NYSE as well. Accordingly, if our common stock is delisted from the NYSE, your ability to transfer or sell your shares of the Series E Preferred Stock may be limited and the market value of the Series E Preferred Stock will likely be materially adversely affected.

USE OF PROCEEDS

We intend to use the net proceeds from this offering for general corporate purposes, including, without limitation, repayment of maturing obligations, financing future portfolio acquisitions, capital expenditures and working capital. Pending any such uses, we may invest the net proceeds from the sale of any stock offered pursuant to this prospectus supplement in short-term investments, or may use the net proceeds to reduce short-term indebtedness.

DESCRIPTION OF SALES AGREEMENT

We may sell our Series E Preferred Stock from time to time (1) through arrangements with underwriters or dealers, (2) directly to one or more purchasers, or (3) through agents. We have entered into a sales agreement with Brinson Patrick, a division of IFS Securities, Inc., with respect to sales of shares of our common stock and our Series E Preferred Stock, and we may enter into other sales agreements with other sales agents or underwriters in the future. Under the terms of the Brinson Patrick sales agreement, we may issue and sell shares of Series E Preferred Stock from time to time through Brinson Patrick, as our sales agent. Brinson Patrick is not required to arrange for the purchase or sale of any specific number of shares or dollar amount of Series E Preferred Stock. We have agreed to provide indemnification and contribution to Brinson Patrick against certain liabilities, including liabilities under the Securities Act.

All sales made pursuant to the Brinson Patrick sales agreement will be reported in our Securities Exchange Act of 1934 reports.

Certain Terms of the Sales Agency Agreement

Subject to direction from us as to the amount and timing of sales, sales pursuant to the Brinson Patrick sales agreement may be effected on a daily basis. The compensation to Brinson Patrick for sales of our securities under the Brinson Patrick sales agreement, including both common stock and Series E Preferred Stock shall be at the following commission rates:

•	3.0% of the gross sales price per share (“sales proceeds”) for the first $8 million of aggregate sales proceeds raised under the sales agreement in each sales period;

•	2.5% of sales proceeds for the next $4 million of aggregate sales proceeds raised in each sales period;

•	2.0% of sales proceeds for the next $88 million of aggregate sales proceeds raised in each sales period; and

•	1.0% of sales proceeds for any additional aggregate sales proceeds raised in each sales period.

Notwithstanding the commission structure described above, we and Brinson Patrick can mutually agree in writing to modify the commission rates, but such modified rates cannot exceed the rates described above at each applicable level. For purposes of determining the appropriate commission rates, the initial “sales period” began on March 10, 2008 and will end on December 31, 2015, and each subsequent sales period shall be for a two-year period, commencing on January 1 and ending on December 31 of the following calendar year. The remaining proceeds, after further deduction for any transaction fees imposed by any governmental or self-regulatory organization in respect to such sale shall constitute the net proceeds to us for such shares of stock. The commission rate is currently set at a maximum of 1.0% of sales proceeds.

The offering of Series E Preferred Stock pursuant to the Brinson Patrick sales agreement will terminate upon the termination of the Brinson Patrick sales agreement. The Brinson Patrick sales agreement may be terminated by us or by Brinson Patrick upon written notice and in certain other circumstances specified therein.

ADDITIONAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This summary supplements the discussion about federal income tax considerations contained under the caption “Federal Income Tax Consequences of Our Status as a REIT” in the accompanying prospectus and should be read in conjunction therewith.

Conversion of the Series E Preferred Stock

Except as provided below, (i) a U.S. holder generally will not recognize gain or loss upon the conversion of the Series E Preferred Stock into our common stock, and (ii) a U.S. holder’s adjusted tax basis and holding period in our common stock received upon conversion generally will be the same as those of the converted Series E Preferred Stock (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional share exchanged for cash). Any of our common stock received by a U.S. holder in a conversion that is attributable to accrued and unpaid dividends on the converted Series E Preferred Stock that are in arrears will be treated as a distribution that is potentially taxable as a dividend and, in such case, will have a tax basis equal to the fair market value of such common stock and a holding period that begins on the day after the conversion. Cash received by a U.S. holder upon conversion in lieu of a fractional share generally will be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. holder has held the Series E Preferred Stock for more than one year at the time of conversion. U.S. holders are urged to consult with their tax advisors regarding the federal income tax consequences of any transaction by which such holders exchange shares received on a conversion of Series E Preferred Stock for cash or other property.

In addition, if a U.S. holder receives the Alternative Conversion Consideration (in lieu of shares of our common stock) in connection with the conversion of such U.S. holder’s shares of Series E Preferred Stock, the tax treatment of the receipt of any such other consideration will depend on a number of factors, including the nature of the consideration and the structure of the transaction that gives rise to the Change of Control, and it may be a taxable exchange. U.S. holders converting their shares of Series E Preferred Stock should consult their tax advisors regarding the federal income tax consequences of any such conversion and of the ownership and disposition of the consideration received upon such conversion.

So long as the Series E Preferred Stock does not constitute a United States real property interest (“USRPI”), the tax consequences to a non-U.S. holder (as defined in the accompanying prospectus) of the conversion of the Series E Preferred Stock into common stock will generally be the same as those described above for a U.S. holder. The conversion of the Series E Preferred Stock into common stock may be a taxable exchange for a non-U.S. holder if the Series E Preferred Stock constitutes a USRPI. Even if our Series E Preferred Stock does constitute a USRPI, provided our common stock also constitutes a USRPI, a non-U.S. holder generally will not recognize gain or loss upon a conversion of the Series E Preferred Stock into our common stock so long as certain reporting requirements under FIRPTA (as defined in the accompanying prospectus) are satisfied. If the Series E Preferred Stock does constitute a USRPI and such requirements are not satisfied, however, a conversion will be treated as a taxable exchange of Series E Preferred Stock for our common stock. Such a deemed taxable exchange will be subject to tax under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. holder of the same type (e.g., an individual or a corporation, as the case may be) on the excess, if any, of the fair market value of such non-U.S. holder’s common stock received over such non-U.S. holder’s adjusted tax basis in its Series E Preferred Stock. Collection of such tax will be enforced by a refundable withholding tax at a rate of 10% of the value of our common stock received. It is not currently anticipated that our capital stock will constitute a USRPI. However, we cannot assure you that our capital stock will not become a USRPI. Non-U.S. holders are urged to consult with their tax advisors regarding the federal income tax consequences of any transaction by which such holders exchange shares received on a conversion of Series E Preferred Stock for cash or other property.

Taxation of U.S. Holders on Distributions on Series E Preferred Stock

In determining the extent to which a distribution will be treated as being made from our earnings and profits, our earnings and profits will be allocated, on a pro rata basis, first to distributions with respect to the Series E Preferred Stock and other shares of our preferred stock having the same rank, and then to our common stock. For a discussion of the taxation of distributions on our capital stock generally, see “Federal Income Tax Consequences of Our Status as a REIT—Taxation of U.S. Holders—Taxation of Taxable U.S. Holders of Stock” in the accompanying prospectus.

Redemption of Series E Preferred Stock

For a discussion of the treatment of a redemption of the Series E Preferred Stock, see “Federal Income Tax Consequences of Our Status as a REIT—Redemption and Conversion of Preferred Stock” in the accompanying prospectus.

PLAN OF DISTRIBUTION

In connection with the sale of the Series E Preferred Stock on our behalf under the Brinson Patrick sales agreement, Brinson Patrick will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation payable to Brinson Patrick under the Brinson Patrick sales agreement will be deemed to be an underwriting commission or discount; however, Brinson Patrick is not purchasing or selling any Series E Preferred Stock nor is it required to arrange for the purchase or sale of any specific number of shares or dollar amount of Series E Preferred stock. We have separately agreed to provide indemnification and contribution to Brinson Patrick against certain civil liabilities, including liabilities under the Securities Act. Brinson Patrick may engage in transactions with, or perform services for, us in the ordinary course of business.

We will maintain a trading account at the clearing agent designated by Brinson Patrick to facilitate the transactions contemplated by the Brinson Patrick sales agreement. The net proceeds from the sale of the Series E Preferred Stock under the Brinson Patrick sales agreement will be available in the trading account on the third business day (or such other day as is industry practice for regular-way trading) following each sale of Series E Preferred Stock (each, a “Settlement Date”). We will effect the delivery of the applicable number of shares of Series E Preferred Stock to an account designated by Brinson Patrick at The Depository Trust Company on or before the Settlement Date of each sale hereunder. Brinson Patrick’s compensation will be withheld from the sales proceeds on each Settlement Date and will be paid to Brinson Patrick.

The offering of Series E Preferred Stock pursuant to the Brinson Patrick sales agreement will terminate upon the termination of the Brinson Patrick sales agreement. The Brinson Patrick sales agreement may be terminated by us or by Brinson Patrick upon written notice and in certain other circumstances specified therein.

Commissions

The following tables show the public offering prices, underwriting commissions and proceeds, before expenses, to us, assuming all 3,000,000 shares of Series E Preferred Stock are sold at $24.90 per share, the last reported sales price of shares of Series E Preferred Stock on the New York Stock Exchange on January 23, 2015.

Series E Preferred Stock

	Per Share*	Total
Public offering Price	$24.9000	$74,700,000
Underwriting commissions**	$0.2490	$747,000
Proceeds, before expenses, to us	$24.6510	$73,953,000
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*	This is an offering that will be made, if at all, from time to time at the then-prevailing market prices. Therefore, there can be no assurances that the public offering prices, underwriting commissions, and proceeds, before expenses, will be as set forth above. The commissions are computed based upon the current maximum rate under the Brinson Patrick sales agreement.

**	Based upon the maximum commission rate for aggregate proceeds in excess of $100 million, which is the commission rate applicable as of the date of this prospectus supplement through December 31, 2015.

The expenses of the offering, not including underwriting commissions, are estimated at less than $50,000 and are payable by us.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Andrews Kurth LLP, Dallas, Texas. Certain Maryland law matters in connection with this offering will be passed upon for us by Hogan Lovells US LLP (US). Andrews Kurth LLP will rely on the opinion of Hogan Lovells US LLP (US) as to all matters of Maryland law.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our 7.50% Series E Cumulative Redeemable Preferred Stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is only accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
Capstead Mortgage Corporation

________________________________ TABLE OF CONTENTS ________________________________ Prospectus Supplement	3,000,000 Shares 7.50% Series E Cumulative Redeemable Preferred Stock

Prospectus		________________________________ PROSPECTUS SUPPLEMENT ________________________________

About This Prospectus	i
Where You Can Find More Information	i
Incorporation of Information by Reference	i
A Warning About Forward-Looking Statements	ii	January 27, 2015
Our Company	1
Risk Factors	1
Use of Proceeds	9
Ratio of Earnings to Fixed Charges	9
Description of Our Capital Stock	10
Description of Our Common Stock	11
Description of Our Preferred Stock	11
Description of Our Debt Securities	26
Description of Our Warrants	32
Book-Entry Securities	33
Material Provisions of Maryland Law and of Our Charter and Bylaws	34
Federal Income Tax Consequences of Our Status as a REIT	38
Plan of Distribution	60
Experts	62
Legal Matters	62